ALLIED GOLD LIMITED

ASX: ALD | TSX: ALG | AIM: AGLD
www.alliedgold.com.au

NEWS RELEASE

10 MARCH 2011

SIMBERI GOLD MINE, PNG
172% INCREASE AT BOTLU DEPOSIT – TO 429, 000 oz

Resource definition drilling at Allied Gold's 100% owned Simberi gold mine in Papua New Guinea has led to a 271,000 ounce increase in Inferred Mineral Resources Botlu deposit.

- **A newly up dated (JORC compliant) Mineral Resource of predominantly sulphide ore has increased the inferred resource at Botlu to 8.4 million tonnes at a grade of 1.59 g/t for 429,000 ounces as at February 2011. An increase of 172% from previous inferred resource estimates of 3.4 Mt @ 1.44g/t containing 158,000 ounces. (ALD – Revised NI 43-101 Technical Report, 9/11/2010)**

- **Drilling at Botlu continues to test gold in surface sample anomalies, stretching up to 250m west of the modelled deposit, for potential resource extensions. This work is part of definition drilling for a Bankable Feasibility Study on processing 2.5 Mtpa of sulphide ore to produce 130 kozpa. The study is due in early 2012.**

- **Estimated Measured and Indicated resources at Simberi now stand at 80.4Mt @ 1.26g/t Au, containing 3.26 million ounces, with additional Inferred Resources of 91.9 Mt @ 1.00g/t Au containing 2.95 million ounces (see Appendix 1)**

Comment by Executive Chairman Mark Caruso: *"Botlu provides another opportunity and source of additional material for our sulphide study which has until recently focused predominantly on the Sorowar and Pigiput deposits. We are confident of converting sulphide Inferred Resources to mineable reserves for the Sulphide Feasibility Study. This upgrade highlights the more we drill the more we find and maintains our track record of continually increasing the Simberi resource base."*

TABLE 1 - SEPTEMBER 2010 - BOTLU MINERAL RESOURCES

	Measured			Indicated			Total (Meas + Ind)			Inferred		
Botlu	**Mt**	**a/t Au**	**koz**	**Mt**	**g/t Au**	**koz**	**Mt**	**g/t Au**	**koz**	**Mt**	**g/t Au**	**koz**
OX	1.22	1.14	44	0.45	1.23	0.18	1.67	1.16	62	0.31	1.16	11
SU										1.45	1.81	84
Total	**1.22**	**1.14**	**44**	**0.45**	**1.23**	**0.18**	**1.67**	**1.16**	**62**	**1.76**	**1.70**	**96**

TABLE 2 - FEBRUARY 2011 - BOTLU MINERAL RESOURCES (0.5g/t block cut-off oxide; 1 g/t transition & sulphide)

	Measured			Indicated			Total (Meas + Ind)			Inferred		
Botlu	**Mt**	**g/t Au**	**koz**	**Mt**	**g/t Au**	**koz**	**Mt**	**g/t Au**	**koz**	**Mt**	**g/t Au**	**koz**
OX										2.10	1.21	81
TR + SU										6.29	1.72	348
Total										**8.39**	**1.59**	**429**

Note: Rounding in Mineral Resources estimates may cause some apparent computational discrepancies. Original Source: ALD – November 2010 REVISED TECHNICAL REPORT, Simberi Gold Project, Simberi Island, Papua New Guinea (Golder Associates Report Number: 1097641039-005-R01).3.7 Resource Simberi Resource (0.5 g/t Au cut off – depleted to eom October 2010). OX = oxide material; TR = transition material; SU = sulphide material.

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

RESOURCE ESTIMATION METHOD

The table reports resources in Oxide using a 0.5g/t Au block grade cut-off and in Transition and Sulphide using a 1.0g/t Au block grade cut-off.

The resource estimate is based on results from 165 drill holes totaling 14,950m drilled (29 core holes / 6,142m, 96 RC drill holes / 5,002m and 40 aircore holes / 3,805m). In addition to previous work, the database incorporates the results of a 15 hole / 3,174m core drilling programme, undertaken between June and December 2010.

The holes provide 13,230 analysed samples. Four core holes / 250m, drilled for metallurgical purposes prior to the previous resource estimate in 2003, were not assayed. Pierce points in the modelled parts of the 4 wire-framed domains range up to 75 metres apart down dip and 25 metres along strike. Drill hole sample assays were composited to 3m, providing 4,977 data values inside the modelled area. Seventeen composite average grades were cut to 10g/t Au, prior to block grade interpolation using the Inverse Distance Squared (ID2) algorithm. Block sizes in the model were 10m x 10m x 10m (parent cell) to 5m x 5m x 5m (sub-cell). The search ellipse used ellipse was 50m along strike, 50m down dip and 12.5m in the minor axis.

QUALITY CONTROL

Allied Gold employs a QA/QC protocol on all aspects of the analytical procedures currently undertaken. Core is logged, cut and sampled at the secure Simberi core logging facility. Core is generally sampled on a one metre basis, with half of the core is crushed, split to approximately 1.5kg and pulverised at the adjacent Exploration Sample Preparation Facility. The pulverised sample is sent for analysis by fire assay/AAS finish at ALS Laboratory in Townsville or Aqua Regia Digest/AAS finish at the dedicated Exploration Analytical Laboratory on-site. One half of the generally HQ core (PQ and limited NQ core sized core is also used) is restored to the core box for future reference. A blank sample is inserted every 40th sample and CRM standard samples, representing a range of grades, are also inserted at intervals of 1 in 40 samples. At least 5% duplicates, both splits of crushed core (Field Duplicates) and pulps (Pulp Duplicates) are included in each batch sent for analysis. A second split of the duplicates is retained for re-analysis at Genalysis Laboratory Services in Townsville, Australia. The current QA/QC data is rejected unless within acceptable parameters. The Quality Control for the project is supervised by Allied Gold Chief Geologist, Philip Davies who is a Qualified Person as defined under The JORC Code, 2004 Edition.

GEOLOGY

The Botlu Deposit gold mineralisation is associated with volcanic breccias that cut, at steep angles, through the largely latite andesite and minor volcanic tuff host rocks. The four modelled domains strike generally east-west and dip both north and south around an unmineralised andesite core. The gold mineralisation occurs with fine grained disseminated sulphides. Abundant very fined grained in the matrix of volcanic breccia typically hosts the highest grade gold. Pervasive silica, carbonate and potassic alteration, typically 5 to 10%, is common recorded however quartz or carbonate veining was uncommon in the latest diamond drilling that tested deeper parts of the deposit.

About Allied Gold

Allied Gold is an emerging 200,000 ounce per annum gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia. The company's 100%-owned Simberi gold mine is 80 kilometres from Lihir Island in the New Ireland province of Papua New Guinea. Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011. Allied Gold acquired Gold Ridge in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which is expected to produce an average 120,000 ounces per annum for a minimum ten years.

Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on a resource estimate prepared by Allied Gold Resource Geologist Mrs Carmel Grant, under the supervision of Chief Geologist Mr Philip Davies. Both are registered members of the AusIMM. Mrs Grant has more than five years experience relevant to gold resource estimation and qualifies as a Competent Person as defined in the 2004 edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" Both Mrs Grant and Mr Davies consent to the inclusion in this report of the matters based on the information in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).


ML136
Simberi Island
BOTLU DEPOSIT
Au-in-Surface Samples
North
250m
Limit of Modeled Resource
125
250
metres

Figure 1 Botlu Deposit – Extent of current resource estimate at 145mRL, approximately 50m below surface, (pastel pink coloured polygon) and untested potential stretching to 250m west, as indicated by >1g/t Au values in surface samples (shown as RED dots).

APPENDIX 1 Simberi Table of Estimated Resources updated with Botlu Resource updated February 2011 (highlighted in GREY)

Original Source: ALD – November 2010 REVISED TECHNICAL REPORT, Simberi Gold Project, Simberi Island, Papua New Guinea (Golder Associates Report Number: 1097641039-005-R01).3.7 Resource Simberi Resource (0.5 g/t Au cut off – depleted to eom October 2010)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t		Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.76**	**4**	**1.02**	**1.36**	**45**
Botlu	Oxide							2.10	0.21	0.08
	Transition							0.15	1.83	0.01
	Sulphide							6.13	1.72	0.34
Botlu Total								**8.39**	**1.59**	**0.43**
Pigibo	Oxide				2.96	1.11	106	0.60	0.89	17
	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188

APPENDIX 1 cont. Simberi Table of Estimated Resources updated with Botlu Resource updated February 2011 (highlighted in GREY)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t		Mt	Au g/t	koz	Mt	Au g/t	koz
Pigibo Total					9.00	1.13	327	7.33	0.93	220
Pigicow	Oxide				0.15	1.65	8	0.29	1.30	12
	Transition							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					0.15	1.65	8	2.39	1.26	97
Pigiput	Oxide	3.02	0.87	85	4.60	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1,583	32.25	1.00	1,042
Pigiput Total		3.02	0.87	85	39.12	1.41	1,775	35.03	0.99	1,114
Samat East	Oxide							0.40	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								3.98	0.82	105
Samat north A	Oxide				0.16	0.75	4	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					0.56	0.83	15	1.20	0.86	33
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total					2.06	1.24	82	1.19	0.73	28
Samat South A	Oxide				0.02	2.11	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total					0.05	1.53	2	1.90	0.99	61
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.70	1.76	96	3.36	1.07	115
Samat South B Total					1.80	1.80	104	3.54	1.09	124
Sorowar	Oxide	5.81	1.30	243	8.56	1.08	298	2.40	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.30	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		7.64	1.23	302	16.95	1.02	556	21.72	0.92	641
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								6.35	0.67	138
Grand Total		10.66	1.13	387	69.76	1.28	2,874	91.95	1.00	2,953

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396